Filed by ReNew Energy Global Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RMG Acquisition Corporation II

Commission File No. 001-39776

Bloomberg Quicktake the Lead – Interview with Scarlet Fu and Sumant Sinha

Bloomberg

February 25, 2021

Madison Fu:	In the investing world it is all about SPACs, special purpose acquisition companies, these blank-check companies are popping up everywhere, with a seemingly endless appetite from investors looking to cash in. And we’re talking about investors like early Facebook executive Chamath Palihapitiya, who threw his support behind an Indian company called ReNew Power which, by the way, just merged with a SPAC in order to go public. This is all part of a wave of clean tech SPAC deals that’s expected to bring more than $300 billion to market this year. So let’s find out more about what ReNew and ReNew Power is doing. So joining me now from Gurugram India is Sumant Sinha. He is founder and chairman and CEO of ReNew Power. Sumant, congratulations on the deal thank you for joining us. The deal puts you on the path to going public on the NASDAQ eventually, but I’d like you to first give us a brief explanation of what your company does.

Sumant Sinha:	Okay. Thank you. Thank you for having me on your show. It’s really simple. We are basically a generator of clean energy. We set up, we own and operate wind farms and solar farms. We generate power and we sell that power to end customers. So, that’s really what we do.

Madison Fu:	Who do you consider your competitors? Would it be the legacy utilities?

Sumant Sinha:	Not really, actually. There’s a whole host of companies that are operating in the space that we are operating in. So, there are other companies like us, which have started off on the back of private equity investments. It could be strategic companies from the conventional power sector, companies from overseas that are looking to set up capacity in our business. There’s a whole host of companies that are competing against us and operating in our sector at this point in time.

Madison Fu:	Now, India, the country has some pretty big ambitions to use green sources for its energy needs. Narendra Modi, the Prime Minister said that India is looking for 40% of its energy needs to be met by green sources. What needs to happen to get to that point? And how does ReNew Energy put India on path for that?

Sumant Sinha:	Yeah, that’s an excellent question. Today the capacity of renewables in India is about 90,000 megawatts. The government’s target is to increase that by almost five times in the next 10 years, up to 450,000 megawatts. And that means an addition of 360,000 megawatts of more capacity over the next 10 years, which is probably going to make India the second or third largest market in the world in terms of new capacity addition and renewables.

This is also great news from a climate change standpoint, because obviously as India grows, India’s power demand is going to keep growing. And it’s really positive that we’re going to meet a bulk of that power demand through clean sources ,rather than through polluting sources, such as coal, or other such sources. And so therefore this is really the government’s plan. What we as a company can do, today we have about a 10th of the total market. We hope to continue with that. And therefore over the next several years invest a large amount of new capital to essentially set up wind and solar farms to meet the government’s targets. So that’s the role that we can play and really helping green the power sector in the country.

Madison Fu:	Yeah, I read that India’s electricity demand is set to increase about 5% annually to 2040, making it one of the fastest growing, as well as one of the biggest. Whereas in contrast, the United States is seeing its electricity demand grow about half of 1% annually through 2030. As you grow, and as you provide this renewable energy, is there anyone who loses out? Does coal lose out or do they hold onto their market share while the renewables pick up the extra energy demand that is being generated?

Sumant Sinha:	No, that’s absolutely right. So as we look at the doubling of India’s power demand, off the next doubling, renewables will lead about two thirds of the total capacity that is required. The balance will still come from other sources, and those are likely to be coal. So, while coal’s percentage market share will come down, as an absolute source, it will still increase. And that’s frankly speaking, not such great news because obviously as a world, as a globe we have to dial down the use of coal rather than increase it.

But it’s just that India’s power demand is likely to grow so rapidly that as much renewable energy capacity as we might, it would still not be sufficient to meet the 6% a year power demand growth in the country. So, it’s actually the nature of the Indian market where the per capita consumption of power is less than a third of the global average. So it is inevitably going to grow and renewables will only be able to add so much of that capacity.

Madison Fu:	Thank you for being so candid with that answer. I appreciate it. How do you do this profitably? Because I saw this amazing statistic and this being Bloomberg News, we’re all about really nerdy numbers. 83% margins on an EBITDA basis, that is earnings before interest taxes, depreciation and amortization. In terms of broad brush strokes, can you explain to me how it is that a renewable energy company can be so profitable?

Sumant Sinha:	Yeah, it’s very simple actually, our entire business model is based on upfront capital investments. Once you set up the equipment and install let’s say the wind turbine or the solar farm, which is really only mostly CapEx investments, after that, the equipment runs by itself. So the wind plants keep turning, the solar farm keeps generating power and essentially the amount of costs required on an ongoing basis to maintain these assets is very, very minimal. It’s perhaps less than five to 7% of the total revenues. And so therefore, on an ongoing basis, after revenues, the only expenses you have are these very small operating costs. Everything else really flows down to the EBITDA line. And so that’s why our EBITDA margins are so high. But keep in mind that our upfront capital costs are very high. The capital charges therefore, which come below the EBITDA line are somewhat high.

Madison Fu:	Makes sense. Makes sense. Thank you. And again, that might explain why you have so many prominent investors, including Chamath Palihapitiya, Goldman Sachs, Canada’s Pension Plan Investment Board, and the Abu Dhabi Investment Authority. Sumant, thank you so much. Sumant Sinha is chairman and Managing Director of ReNew Energy.

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Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew Power Private Limited (“ReNew”), ReNew Energy Global Limited (“PubCo”) and RMG Acquisition Corporation II (“RMG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s Quarterly Report on Form 10-Q and other documents filed by PubCo or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PubCo and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. PubCo intends to file a registration statement on Form F-4 that will include a proxy statement of RMG II, a consent solicitation statement of PubCo and a prospectus of PubCo. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and PubCo shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II and PubCo are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, PubCo and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, which was filed with the SEC on January 25, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.